Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. CEO PETER BLAKE TO STEP DOWN IN MAY 2014

FOR IMMEDIATE RELEASE: October 8, 2013

VANCOUVER, BC (October 8, 2013) – Ritchie Bros. Auctioneers (NYSE and TSX: RBA; “the company”) today announced that Chief Executive Officer Peter Blake will step down in May 2014, at the time of the company’s next Annual General Meeting. During the interim period Mr. Blake will remain as CEO, continuing to lead the company and the Board will initiate a search for Mr. Blake’s replacement.

Mr. Blake joined Ritchie Bros. in 1991 and has served as CEO of Ritchie Bros. since 2004. Under his leadership the company has grown to become a global leader in the industrial equipment exchange business, expanding into new markets with a track record as a leading innovator in the industry.

“I am proud of how Ritchie Bros. has evolved in the last decade, and of the accomplishments that our people have made in growing the company’s services to customers and value for shareholders,” said Mr. Blake. “Together, we have established a strong platform for growth and are poised to go to the next level. In thinking about the company’s next step, and my own professional future, I have decided that the time is right for a new CEO to lead Ritchie Bros. into the exciting next phase that is ahead. I see a great future for this company, and I look forward to driving our growth and customer experience initiatives during the months ahead, and working with the Board to find the right new leader with fresh energy and perspective to take the company forward.”

Added Robert Murdoch, Chairman of Board of Directors of Ritchie Bros.: “Peter Blake has been an outstanding leader of Ritchie Bros. During his tenure shareholder value has increased by over $1.2 billion. With his vision passion and commitment he has positioned the company to continue to grow and thrive into the future. In 2014 he will have led the company’s evolution for 10 years, expanding its global footprint and building online bidding into a more than $1 billion business while continuing to foster a culture of trust with our customers and employees, a core value of Ritchie Bros. The Board thanks Pete for his service and tireless dedication to our company and we look forward to working with him in the coming months to continue to execute our strategy and identify a new leader to take Ritchie Bros. into its next phase of growth.”

Working with an executive recruiting firm, the Board of Directors will conduct a comprehensive search for Mr. Blake’s replacement, including an assessment of internal and external candidates.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world’s largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world’s builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Investors and analysts are invited to participate on a conference call with Company management tomorrow morning, October 9, 2013 at 10am ET / 7am PT. Dial-in information will be provided in a media advisory to follow.

For further information, please contact:

Jamie Kokoska

Investor Relations Manager

Phone: 1.778.331.5219

Email: jkokoska@rbauction.com

Or

Kim Schulz

Manager, Corporate Communications

Ritchie Bros. Auctioneers

Phone: 778.331.5442

Email: kschulz@rbauction.com